VALCENT PRODUCTS INC.

THE ATTACHED UNAUDITED INTERIM FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis. All amounts are stated in Canadian dollars unless otherwise noted.

Fundamental Transaction

On August 5, 2005, we completed a licensing agreement with Pagic LLP, formerly MK Enterprises LLC, (“Pagic”) for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

On October 19, 2005, we incorporated Valcent USA, Inc., as a wholly-owned subsidiary under the laws of the State of Nevada. In turn, Valcent USA, Inc. incorporated Valcent Management, LLC, a wholly-owned limited liability company under the laws of the State of Nevada, to serve as the general partner in Valcent Manufacturing Ltd., a limited partnership also formed by Valcent USA, Inc., under the laws of the state of Texas, wherein Valcent USA, Inc. serves as limited partner, in order to conduct operations in Texas and oversee our projects in Mexico and Arizona related to the manufacturing and assembly of our potential consumer retail products.

During the year ended March 31, 2007, the Company incorporated Valcent Products EU Limited in England to conduct future anticipated operations in Europe.

We are, at present, a development stage company focused primarily on (i) the development of a commercial biodiesel feed stock technology via a joint venture with Global Green Solutions, Inc. (“Global Green”), (ii) the development of and direct sales initiatives relating to our Nova Skin Care System, (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary, and (iv) the development of our “High Density Vertical Growth System” designed to produce vegetables and other plant crops. From inception, we have generated minimal revenues and experienced negative cash flows from operating activities and our history of losses has resulted in our continued dependence on external financing. Any inability to achieve or sustain profitability or otherwise secure additional external financing, will negatively impact our financial condition and raises substantial doubts as to our ability to continue as a going concern.

Organizational Structure

The following organizational chart sets forth our corporate structure and reflects historical changes in our corporate name and the names of our various entities.

Corporate History

We were incorporated in accordance with the provisions of the Business Corporations Act (Alberta) on January 19, 1996, as 681673 Alberta Ltd., later changed to Ironclad Systems Inc. Beginning in 1996, following the completion of a public offering, our common shares began trading as a junior capital pool company on the Alberta Stock Exchange (later becoming part of the Canadian Venture Exchange, which was thereafter acquired and renamed the TSX Venture Exchange). On June 30, 1998, we acquired all of the outstanding capital stock of Good Times Roll Bicycle Rentals Inc., a bicycle rental business incorporated under the Company Act (British Columbia), and of Arizona Outback Adventures LLC, an Arizona limited liability company which operated guided adventure eco-tours. We also changed our name from Ironclad Systems, Inc. to Bikestar Rentals Inc.

On May 8, 1999, while still operating our bicycle rental and eco-tour businesses through Bikestar Rentals Inc., we incorporated Nettron Media Group Inc., a wholly-owned subsidiary under the laws of the State of Texas, as a marketing enterprise focusing on products and services that could be effectively marketed through internet as well as more traditional business channels. Nettron Media Group Inc.’s primary focus was Cupid’s Web, an interactive online dating and marketing service. We also changed our name from Bikestar Rentals Inc. to AdventurX.com, Inc., and later to Nettron.com, Inc.

Corporate History (continued)

In 2000, and in connection with Cupid’s Web, we signed an agreement in principle to acquire all of the outstanding capital stock of a group of companies operating a worldwide dating service franchise, as well as a collection of dating magazines and websites.

On January 1, 2001, in order to fully focus on our interactive dating and marketing services, we disposed of all of the outstanding capital stock of Arizona Outback Adventures LLC and Bikestar Rentals Inc.

On February 18, 2002, due to general weakness in the equity markets, we terminated the agreement in principle to acquire the dating service franchise and related businesses originally entered into in 2000. On March 24, 2004, we disposed of our interest in Nettron Media Group Inc. and began exploring business opportunities that might allow us to restart commercial operations.

By certificate of amendment dated April 15, 2005, we changed our name from Nettron.com, Inc. to Valcent Products Inc. to reflect a newly adopted business plan. On May 3, 2005 we delisted from the TSX Venture Exchange, maintaining only our OTC Bulletin Board listing and changing our symbol to “VCTPF”. Effective May 3, 2005, and in order to render our capital structure more amenable to contemplated financing, we effected a consolidation of our common shares on a one-for-three-basis. Unless otherwise noted, all references to the number of common shares are stated on a post-consolidation basis.

On August 5, 2005, we completed a licensing agreement with Pagic LLP for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products.

Current License Agreements

On July 29, 2005, we entered into five related definitive agreements (the “Pagic Agreements”) with Pagic LP (formerly MK Enterprises LLC), an entity controlled by Malcolm Glen Kertz, our current Chief Executive Officer, acting President, Chairman and a member of our board of directors, including:

(i)
a master license agreement for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to three unrelated and proprietary potential consumer retail products that had previously been developed (the “Pagic Master License”), certain of which are patent pending by Pagic, including the Nova Skin Care System, the Dust WolfTM, and the Tomorrow Garden TM Kit (collectively, and together with any improvements thereon, the “Initial Products”);

(ii)
the Pagic Master License also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Initial Products (the “Initial Ancillaries”);

(iii)
a product development agreement pursuant to which we were granted a right for an initial period of five years to acquire a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any new products developed by Pagic (any such products, collectively, the “Additional Products”, and, the agreement itself, the “Pagic Product Development Agreement”);

Current License Agreements (continued)

(iv)
the Pagic Product Development Agreement also includes a license for a term continuing so long as royalty payments continue to be made as required for the exclusive worldwide marketing and distribution rights to any ancillary products developed and sold for use by consumers in connection with the Additional Products (the “Additional Ancillaries”); and

(v)
a related services agreement pursuant to which Pagic shall provide consulting support in connection with the Initial Products, the Initial Ancillaries, the Additional Products and the Additional Ancillaries (the “Pagic Consulting Agreement”), in exchange for the following:

1)	20,000,000 shares of our common stock which have been issued;

2)	a one-time US$125,000 license fee (paid);

3)	reimbursement for US$125,000 in development costs associated with each of the Initial Products since March 17, 2005 (paid);

4)	consulting fees of US$156,000 per year, payable monthly in advance, which the Company has paid to date; and

5)	the greater of the following, payable annually beginning in the second license year (beginning April 1, 2007):

(i)           US$400,000 inclusive of all consulting fees, royalty and other fees; or

(ii)           the aggregate of the following:

6)
subject to a minimum amount of US$37,500 per Initial Product during the second year of the Pagic Master License, and $50,000 US$ each year thereafter, continuing royalties payable quarterly at a rate of:

➢	US$10.00 US per Nova Skin Care System unit sold;

➢	US$2.00 per Dust WolfTM unit sold;

➢	4.5% of proceeds realized from the High Density Vertical Bio-Reactor technology

➢	4.5% of annual net sales of the Tomorrow GardenTM Kit; and

➢	3% of annual net sales of Initial Ancillaries.

7)	a one-time $50,000 US license fee for each Additional Product licensed (except for one pre-identified product); and

8)
subject to a minimum amount of US$50,000 per year commencing with the second year of each corresponding license, continuing royalties of 4.5% of annual net sales and 3% on annual net sales of any Additional Ancillaries.

Global Green Joint Venture and License Arrangements

Beginning on October 2, 1006, we granted certain rights to Global Green relating to our joint venture of our high density vertical bio-reactor technology (“Vertigro”), an algae based biodiesel feedstock initiative. Refer to “PLAN OF OPERATIONS, High Density Vertical Bio-Reactor and Global Green Joint Venture”.

PLAN OF OPERATIONS

From inception we have generated minimal revenues from our business operations and have traditionally met our ongoing obligations by raising capital through external sources of financing.

At present, we do not believe that our current financial resources are sufficient to meet our working capital needs in the near term or over the next twelve months and, accordingly, we will need to secure additional external financing to continue our operations. We anticipate raising additional capital though further private equity or debt financings and shareholder loans. If we are unable to secure such additional external financing, we may not be able to meet our obligations as they come due or to fully implement our intended plan of operations, as set forth below, raising substantial doubts as to our ability to continue as a going concern.

Our plan of operations over the course of the next twelve months is to focus primarily on the continued development, marketing and distribution of each of our lines of potential consumer retail products and the development via joint venture of our high density vertical bioreactor technology named “Vertigro”, an algae based biodiesel feedstock initiative. In connection therewith and for each of our potential product lines:

•           Jack Potts, our Vice President, Sales and Marketing - Consumer Products Division, Valcent Manufacturing Ltd., is responsible for formulating, managing and overseeing all aspects our consumer products marketing strategies, including our retail, infomercial and cable television shopping network strategies and sales. He is also be responsible for working with our advertising agency contracts in facilitating our entry and sustainability in the direct-response, online and consumer retail marketing segments; and

•           Forrest Ely, our Chief Operating Officer (effective January 1, 2007), Valcent Manufacturing Ltd., under the direction of M. Glen Kertz, our acting President and Chief Executive Officer, is responsible for overseeing all aspects of our manufacturing, production and product fulfillment activities. He will also aid in the design and engineering of overall Vertigro development, including the procurement of certain materials and components necessary for manufacture and assembly of our existing potential products, and build out of our research facility being developed via joint venture.

More specifically, our plan of operations with respect to each of our lines of potential consumer retail products and commercial biodiesel feed stock initiative is provided as follows:

High Density Vertical Bio-Reactor and Global Green Joint Venture

We are in the development stages of creating technology for a High Density Vertical Bio-Reactor (“Vertigro Project”). The objective of this technology is to produce a renewable source of biodiesel by utilizing the waste gas of carbon dioxide capable of growing micro-algae. Our High Density Vertical Bio-Reactor is configured in a manner intended to promote the rapid growth of various forms of micro-algae which is later processed to remove volatile oils suitable for the production of biodiesel. The design of our technology allows the reactors to be stacked on a smaller foot print of land than traditional growing methods require. We believe a secondary potential markets for this technology include industrial, commercial and manufacturing businesses that produce carbon dioxide emissions. We hope to launch this technology by the spring of 2008, however, this date may be delayed for several reasons, including but not limited to the availability of financing and delays in the successful or economically viable development of the technology.

PLAN OF OPERATIONS (continued)

High Density Vertical Bio-Reactor and Global Green Joint Venture (continued)

On October 2, 2006, the Company entered into a letter agreement with Pagic, West Peak Ventures of Canada Limited (“West Peak”) and Global Green whereby Global Green agreed to fund the next phase of the development of our High Density Vertical Bio-Reactor technology (the “GGS Agreement”). Pursuant to the GGS Agreement, Valcent and Global Green established a commercial joint venture, named “Vertigro,” in which Global Green has agreed to provide up to US$3,000,000 in funding to continue the research and development of the Bio-Reactor technology, construct a working prototype of the Bio-Reactor and develop the technology for commercial uses. The Company is obligated to provide product support, research and development, and the non-exclusive use of our warehouse and land near El Paso, Texas, as necessary for which Global Green has agreed to reimburse the Company as part of its US$3,000,000 commitment. Until such time as the joint venture has fully repaid the US$3,000,000, Global Green will have an 80% joint venture interest, leaving the Company with a 20% carried joint venture interest, both subject to an aggregate product license royalty of 0.9% to Pagic and West Peak. Once the joint venture has repaid Global Green the US$3,000,000, Global Green’s interest will be reduced to 70% and the Company will retain a 30% non-carried interest, both subject to an aggregate product license royalty of 4.5% to Pagic and West Peak.

In conjunction with the GGS Agreement, the Company acquired approximately six acres of land in Anthony, Texas for approximately $275,240.

On July 9, 2007, effective June 25, 2007, the parties to the GGS Agreement entered into the Vertigro Algae Stakeholders Letter of Agreement (the “Global Green Joint Venture”) which replaced the GGS Agreement.  Pursuant to the new agreement each of Global Green and the Company will hold a 50% interest in the Global Green Joint Venture, subject to an aggregate 4.5% royalty to Pagic and West Peak.  The Global Green Joint Venture covers the Bio-Reactor and any subsequent related technologies for the commercial scale products of algae based biomass for all industrial commercial and retail applications including but not limited to biofuel, food, and health, pharmaceutical, animal and agricultural feeds.

As at December 31, 2007, Global Green had incurred and paid a total of US$3,000,000 in costs related to the GGS Agreement and at that date, the Joint venture had also further incurred an additional $919,618. Joint venture related costs exceeding the aggregate of US$3,000,000 are funded on a 50/50 basis by Global Green and the Company. As a result, the Company’s portion of amounts it has contributed in the amount of $700,374 has been included in product development.

Global Green and the Company are currently completing negotiations and documentation of a formal business arrangements to streamline and enhance Vertigro operating and commercial development systems.  As a result, the Company has incorporated Vertigro Algae Technologies, LLC under the Texas Business Organizations Code in anticipation of completion of an amending agreement with Global Green Solutions, and other related parties to the Vertigro joint venture.  The members of the new Texas LLC are to be Global Green Solutions, Inc. and the Company, each holding 3 million units.

It is anticipated that the Vertigro Algae Technologies, LLC will continue to conduct research and development of the Vertigro growing systems, the development of a commercial scale build out of an operating unit in conjunction with increasing the yield per acre of the algae oil produced by the system.

In addition, the Company is developing extraction technologies from research and development being conducted in conjunction with certain US based university interests specializing in process extraction.

Nova Skin Care System

Our Nova Skin Care System is presently in the early production and initial sales phase. We finalized an agreement with Solid Integrations, LLC, located in the city of Ciudad Juarez, Chihuahua, Mexico, for the manufacture and assembly of our Nova Skin Care System. All of the raw material components, tooling and fixtures, as well as the packaging and the associated creams and lotions that will be included with the Nova Skin Care System have been procured. We have retained Arizona Natural Resources, Inc., a private label and contract cosmetic manufacturing firm, located in Phoenix, Arizona, to formulate and manufacture the creams and lotions to our specifications which are included with our Nova Skin Care System; all of the finished creams and lotions have been shipped to our contracted warehouse and distribution points in El Paso, Texas, and will be exported to Solid Integrations, LLC in Chihuahua, Mexico, for final assembly and packaging. During the year ended March 31, 2007, we have received our initial raw material component shipments, have exported such components to Solid Integrations, LLC and have subsequently assembled some 16,000+ units of the Nova Skin Care Systems packaged for resale, with up to 20,000 total units to be assembled as part of the initial production order.

During the year ended March 31, 2007, we developed an infomercial to introduce and sell Nova Skin Care System. At the current date, we continue to test market an infomercial revenue driver which aired in late December 2006 and has been subsequently modified for commercial with increasing media purchases to air throughout the 2007 calendar year. We have engaged Hawthorne Direct, Inc., a full service direct response television advertising agency, for this purpose. We have entered into a contract with InPulse Response Group of Scottsdale, Arizona to provide telemarketing services related to the Nova infomercial. We have also engaged Wells Fargo Bank, N.A. to provide merchant processing services for credit card transactions. We have also entered into an agreement with Accretive Commerce of Huntersville, North Carolina to provide order entry, data processing, customer service, and product fulfillment services.

PLAN OF OPERATIONS (continued)

Nova Skin Care System (continued)

We anticipate that once achieving certain critical volume milestones, the revenue derived from our infomercial presence will represent our first revenue from operations. We are also in the beginning stages of developing contacts with and introducing our Nova Skin Care System line of products to several cable television shopping networks and retail outlets in the United States. We hope to negotiate a sales package with one such shopping network and to begin showcasing our Nova Skin Care System line of products. Based on the consumer dictated sales response from such activities, factory production will be modified to meet such any demand, and to regulate our “on-hand” inventory threshold.

Increasing the breadth of Nova product lines are under assessment by management and the incorporation of possible second generation design changes to the current Nova kit.   Marketing and distribution planning is under consideration and analysis by management to provide a comprehensive strategy for the further development of the Nova brand, product line, and its development.

Tomorrow GardenTM

Our Tomorrow GardenTM Kit is an indoor herb garden kit, designed to offer, direct to the consumer, an easy to use kit featuring herbs and plants not otherwise readily available in the marketplace. Glen Kertz, our President, has conducted twelve (12) years of research in the development, processes and techniques underlying the technology in the Tomorrow GardenTM and based on his research believes that the Tomorrow GardenTM Kit offers an improved plant lifespan of three to six months, as opposed to the traditional shelf life of approximately seven to ten days for fresh herbs, and requires only ambient light, with no watering or other maintenance, to survive. Our Tomorrow GardenTM Kit will be capable of supplying all of the standard herbs traditionally offered in grocery shops today, such as basil, mint, thyme, rosemary, parsley and cilantro, but may, in addition, supply more exotic herbs or pharmaceutical grade plants. Our Tomorrow GardenTM Kit is currently in the early conceptual, design and development phase operating out of our offices located in London, England.

High Density Vertical Growth System

Valcent Products Inc. has also introduced “High Density Vertical Growth” (HDVG) system intended to grow a wide variety of crop products.  The Company is experimenting with vegetable crops utilizing the growing system within its greenhouse production plant in El Paso, Texas. The HDVG technology provides a solution to rapidly increasing food costs caused by transportation/fuel costs spiraling upwards with the cost of oil. Together with higher cost comes a reduction in availability and nutritional values in the food we consume.  Developed over several years by Valcent's research and development partner, Pagic Inc., the system is designed to grow vegetables and other foods much more efficiently and with greater food value than in agricultural field conditions. The HDVG system demonstrates the following characteristics:

•	Produces approximately 20 times the normal production volume for field crops

•	Requires 5% of the normal water requirements for field crops

•	Can be built on non arable lands and close to major city markets

•	Can work in a variety of environments: urban, suburban, countryside, desert etc.

•	Does not use herbicides or pesticides

•	Expected operating and capital cost savings over field agriculture

•	Will drastically reduce transportation costs to market resulting in further savings, higher quality and fresher foods on delivery, and less transportation pollution

•	Will be easily scalable from small to very large food production situations

PLAN OF OPERATIONS (continued)

High Density Vertical Growth System (continued)

The HDVG system grows plants in closely spaced pockets on clear, vertical panels that are moving on an overhead conveyor system. The system is designed to provide maximum sunlight and precisely correct nutrients to each plant. Ultraviolet light and filter systems exclude the need for herbicides and pesticides. Sophisticated control systems gain optimum growth performance through the correct misting of nutrients, the accurate balancing of PH and the delivery of the correct amount of heat, light and water.

System Advantages

•	reduced global transport and associated carbon emissions

•	food and fuel safety, security and sovereignty

•	local food is better for public health

•	building local economies

•	control of externalities and true costs

In a rapidly urbanizing world where the majority of people now live in cities, localization requires that food and fuel be produced in an urban context. At present, there are no examples of a locally sustained urban community anywhere in the world. Urban sustainability is yet to be realized primarily because urban agriculture presents a number of technological challenges. The main challenge is a lack of growing space.

Vertical growing is a new idea currently emerging in the sustainability discourse which offers great promise for increasing urban production. Vertical growing systems have been proposed as possible solutions for increasing urban food supplies while decreasing the ecological impact of farming. The primary advantage of vertical growing is the high density production it allows using a much reduced physical footprint and fewer resources relative to conventional agriculture. Vertical growing systems can be applied in combination with existing hydroponic, and greenhouse technologies which already address many aspects of the sustainable urban production challenge (i.e., soil-free, organic production, closed loop systems that maximize water and nutrient efficiencies, etc.). Vertical growing, hydroponics and greenhouse production have yet to be combined into an integrated commercial production system, but, such a system would have major potential for the realization of environmentally sustainable urban food and fuel production.

The Company is currently developing an HDVG operating system and specification of the commercial scale plant capable of defining final operating and capital costs to maximize sales return on cost.

Dust WolfTM

Due to the Company’s focus on it other products and subject to an internal engineering review, the Company has no immediate plans to further the development and marketing of the Dust WolfTM blind cleaning vacuum system at this time. Reassessment and evaluation of this project will be undertaken during the next year.

Fluctuations in Results

During the period from March 24, 2004 through the year ended March 31, 2005, we had no meaningful operations and focused exclusively on identifying and adopting a suitable business plan and securing appropriate financing for its execution.  As a result of the Company completing a licensing agreement with Pagic for the exclusive worldwide marketing rights to certain potential products and a right of first offer on future potential products during the fiscal year ended March 31, 2006 operating results have fluctuated significantly and past performance should not be used as an indication of future performance.

PLAN OF OPERATIONS (continued)

Fluctuations in Results (continued)

Valcent Products Inc. [formerly Nettron.Com, Inc.]
Selected Financial Data [Annual]
(Expressed in Canadian Dollars)
	12 months ended
	2007	2006	2005
Net Operating Revenues	$0	0	0
Loss from operations	$10,939,571	3,734,599	45,694
Loss from prior operations	$0	0	45,694
Loss from development stage	$10,939,571	3,734,599	0
Net loss per Canadian GAAP	$10,939,571	3,734,599	45,694
Loss per share	$0.57	0.35	0.01

Share capital	$7,836,903	4,099,870	2,999,420
Common shares issued	30,666,068	15,787,835	6,435,374
Weighted average shares outstanding	19,261,192	10,548,042	6,435,374
Total Assets	$4,071,414	1,392,801	936
Total Liabilities	$(6,725,528)	(1,833,900)	(237,950)

Cash Dividends Declared per Common Shares	$0	0	0

Exchange Rates (CDN $ to US $) yearly average	$0.8783	0.8385	0.7824

Selected Quarterly Financial Data

Valcent Products Inc. [formerly Nettron.com, Inc.]
Selected Financial Data [Quarterly - unaudited]
(Expressed in Canadian Dollars)
	Quarter Ended
	12/31/07	09/30/07	06/30/07	03/31/07	12/31/06	09/30/06	06/30/06	03/31/2006

Net Operating Revenues	$0	0	0	0	0	0	0	0
Loss from operations	$3,482,692	2,121,037	1,283,819	5,809,377	1,640,079	1,072,871	2,332,942	2,352,734
Net loss per Canadian GAAP	$3,495,735	1,921,261	930,968	5,893,679	1,640,079	1,072,871	2,332,942	2,366,470
Loss per share from	$.10	.06	0.03	0.30	0.08	0.06	0.13	0.23
Share capital	$13,322,958	9,333,316	9,263,342	7,836,903	6,248,788	5,310,532	5,020,096	4,099,870
Common shares issued	$40,228,835	33,067,870	32,928,193	30,666,068	20,490,118	18,412,586	17,982,586	15,787,835
Weighted average shares outstanding	33,437,726	33,037,977	32,134,177	20,845,592	20,154,165	18,183,564	16,830,767	10,289,200
Total Assets	$4,434,893	3,858,751	4,520,482	4,071,414	4,754,333	2,871,702	2,343,420	1,392,801
Net assets (liabilities)	$(2,329,107)	(3,259,327)	(2,019,941)	(2,654,114)	(785,974)	(664,990)	(1,387,527)	(449,114)

Cash Dividends Declared per Common Shares	$0	0	0	0	0	0	0	0

NINE MONTH PERIOD ENDED DECEMBER 31, 2007 COMPARED WITH THE NINE MONTH PERIOD ENDED DECEMBER 31, 2006

OVERVIEW OF THE FIRST THREE QUARTER’S ACTIVITIES:

During the nine months ended December 31, 2007, the Company has focused on (i) the development of a commercial biodiesel feed stock technology via a joint venture with Global Green (the “Vertigro Project”), (ii) the development of product inventories and direct sales initiatives relating to our Nova Skin Care System, (iii) the development and anticipated marketing of the Tomorrow GardenTM consumer retail product in our UK based subsidiary and, (iv) the development of our High Density Vertical Growth System (“HDVG System”) designed to more efficiently produce vegetables and other plant crops, and (v) a series of private offering transactions with institutional and other investors, pursuant to which we raised $5,194,568 through the issuance of units of private placement comprised of  common shares and warrants, and $1,093,050 from convertible debentures and notes.

Operating Results

We incurred operating losses of $6,887,548 for the nine months ended December 31, 2007, as compared to $4,898,698 for the nine months ended December 31, 2006.

Revenues

For the nine months ended December 31, 2007 and December 31, 2006, we had no revenues.

Operating Expenses

Product development expenses increased by $1,247,683 to $2,443,161 for the nine months ended December 31, 2007 as compared with $1,195,478 during the nine months ended December 31, 2006.  The increase is due to increasing expenditures on the Company’s Vertigro Project as to $1,375,534, that is now funded 50% by the Company, and increasing development initiatives with both the Tomorrow Garden and the HDVG System.  For the nine months ended December 31, 2007, recoveries of approximately $571,118 in connection with Nova Skin Care Systems product sales testing was netted against product development costs.

In conjunction with the issuance of convertible debenture financing the Company incurred $259,333 in non-cash financing expense in the nine month period ended December 31, 2007, as compared with $1,237,070 that had been incurred during the nine months ended December 31, 2006.

Advertising and media development was $1,372,286 during the nine months ended December 31, 2007 (2006 - $255,633) representing an increase of $1,116,653 that reflects the more advanced stages of development of marketing systems that include infomercial media purchases in connection with test sales initiatives of our Nova Skin Care System that commenced in January, 2007.

As a result of the vesting of options to directors, officers, employees, and consultants, the Company under the Company’s stock option plan and contractual issuances of common shares for the provision of services rendered to the Company, the Company incurred stock based compensation expenses of $849,494 (2006 - $605,612) during the nine month period ended December 31, 2007.

Professional fees decreased by $95,024 to $235,832 for the nine months ended December 31, 2007 from $330,856 for the nine months ended December 31, 2006. The decrease is primarily attributable to costs associated with funding initiatives conducted during the nine months ended December 31, 2006.

NINE MONTH PERIOD ENDED DECEMBER 31, 2007 COMPARED WITH THE NINE MONTH PERIOD ENDED DECEMBER 31, 2006 (continued)

Travel expenses increased by $117,977 to $211,906 (2006 - $93,929) for the nine months ended December 31, 2007 as a result of increased activity in the Company’s operations on multiple projects, product development initiatives active in three countries, as well as contract manufacturing located in Mexico.

Rent expenses decreased $3,910 to $43,707 for the nine months ended December 31, 2007 from $47,011 for the nine months ended December 31, 2006 due to miscellaneous recovery relating to the Vertigro Project with Global Green.

Office and miscellaneous expenses increased by $87,614 to $186,713 for the nine months ended December 31, 2007 from $99,099 for the nine months ended December 31, 2006. The increase is due to costs incurred in relation to the increasing scale and scope of our various projects under development and offices operating in El Paso, Texas, London, England, and Vancouver, B.C. Canada.

Filing and transfer agent expenses decreased approximately $2,424 to $17,903 for the nine months ended December 31, 2007, from $20,327 for the nine months ended December 31, 2006. The decrease is primarily attributable to vendor cost decreases made early in 2007 and decreasing scale and scope of business activity in the two periods with respect to and regulatory filings and transfer agent activity.

Investor relations fees increased $586,398 to $790,930 (2006 - $204,532) for the nine months ended December 31, 2007 as a result of the amortization and issuances related to various investor and public relations contract amounts paid in common shares deemed necessary to properly inform the public on the Company’s technologies, business mandates, and development strategies.

Interest and penalties expense decreased by $150,091 to $431,124 (2006 - $581,215) for the nine months ended December 31, 2007 as a result of a decrease in registration penalties incurred during the 2007 fiscal year.

The Company did not incur any charges for convertible note issuance expenditures during the nine months ended December 31, 2007. The Company incurred $186,801 in charges for convertible note issuance expenditures during the nine months ended December 31, 2006 in connection with convertible note financings undertaken in the 2007 fiscal year.

As a result of fixed assets acquired in our El Paso, Texas operations, and the advent of London, England offices, depreciation and amortization of fixed assets produced a charge of $34,396 in the nine months ended December 31, 2007 (2006 – 22,345). The increase of $12,041 over the previous year reflects an increasing base of fixed assets in multiple operating locations with ongoing multi-project development.

Due to fluctuations in the United States dollar in relation to the Canadian dollar, the Company incurred a foreign exchange gain of $539,584 (2006 - $51,129 foreign exchange loss) during the nine months ended December 31, 2007.

Net Loss

Our reported net loss increased by $1,397,778 to $6,347,964 ($0.19 basic loss per share) during the nine months ended December 31, 2007 as compared to $3,310,107 ($0.269 basic loss per share) for the same nine months ending December 31, 2006. The increase in loss when comparing the two periods is largely a result of increase overall operating expenditure in the current year that is mitigated by a foreign exchange gain of $552,627 during the nine months ended December 31, 2007 as compared to foreign exchange loss of $51,488 for the same nine months ending December 31, 2006.  Cash costs increased in aggregate during the nine months ended December 31, 2007 when compared to the same interval in 2006 due to offsetting increased overall multi-project expenditure mitigated by investment in the Vertigo Project expenses funded by Global Green for the first US$3,000,000 of investment in joint venture expenditures.  Overall product development expenditures increased by over 104% during the nine months ended December 31, 2007 over that incurred in the same nine month interval in 2006 in connection with increasing focus on additional project development activity including development of the Company’s HDVG System, its Tomorrow Garden product development, and increasing marketing mandates relating to the Company’s Nova Skin Care System.

NINE MONTH PERIOD ENDED DECEMBER 31, 2007 COMPARED WITH THE NINE MONTH PERIOD ENDED DECEMBER 31, 2006 (continued)

Liquidity and Capital Resources

Because we are organized in Canada, our December 31, 2007 financial statements have been prepared by our management in accordance with Canadian GAAP (generally accepted accounting principles) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is deploying significant development resources on both traditional and new technology projects that management believes will provide the basis for multiple streams of revenue if successful.  Our accumulated losses during the development stage increased by $6,347,964 to $24,259,504 during the nine months ended December 31, 2007. This loss is largely due to the increase in expenses associated with multiple product development initiatives, and Company consulting arrangements relating to increasing scale and scope of business operations. Our working capital deficit was $4,041,855 as at December 31, 2007 compared to $2,313,328 as at December 31, 2006 representing an increase of $1,728,527. As described in Note 1 to our December 31, 2007 interim consolidated financial statements, these conditions raise substantial doubt as to our ability to continue as a going concern.

We raised $1,093,050 and $5,194,568 in cash proceeds from the issuance of convertible debentures and the issuance of common shares respectively during the nine months ended December 31, 2007, as compared to $2,383,266 and $1,873,904 in cash proceeds from the issuance of convertible debentures and the issuance of common shares respectively during the nine months ended December 31, 2006 reflecting the Company’s increased preference for equity instruments over debt in the current fiscal year.

In connection with a unit offering private placements of $5,194,568 in net cash proceeds received during the nine months ended December 31, 2007, the Company paid consultants $86,818 in cash.  The unit offering consisted of $0.60 units with each unit consisting of one common share and one-half share purchase warrant with each whole warrant exercisable at $0.75 to purchase an additional common share for a two year term from the date of closing.

Our advances repaid to related parties was $437,041 during the nine months ended December 31, 2007 as compared to advances received from related parties of $811,260 during the nine months ended December 31, 2006.

As a result of the Nova Skin Care System project activity, our inventories were $794,389 at December 31, 2007 (2006 – $1,128,130).  Accounts Receivable of $515,285 as at December 31, 2007 (2006 - $77,845) consisted of Accounts Receivable consists of $38,568 of Value Added Tax and Goods and Services Tax collectible, trade receivables of $230,693 net of allowance for doubtful accounts of $89,219, $167,945 in amounts owed by Global Green related to the Company’s Joint Venture, and other receivable of $78,079.

Property and Equipment net of accumulated depreciation increased to $462,466 as at December 31, 2007 as compared to $348,487 at March 31, 2007.  We purchased $113,979 in equipment and fixtures during the nine months ended December 31, 2007.

NINE MONTH PERIOD ENDED DECEMBER 31, 2007 COMPARED WITH THE NINE MONTH PERIOD ENDED DECEMBER 31, 2006 (continued)

As at December 31, 2007, we had $1,223,035 in cash and cash equivalents (2006 - $1,078,793).

During the year ended March 31, 2007, we incurred long term debt in connection with a land purchase.  As at December 31, 2007, we owed an aggregate of $170,976 relating to this debt (2006 - $217,810). The Company repaid part of the long term debt and realized foreign exchange gain aggregating $38,138 during the nine months ended December 31, 2007.

At December 31, 2007, Global Green had incurred and paid a total of US$3,000,000 in costs related to the GGS Agreement, the Joint venture had also further incurred an additional US$1,400,747. Joint venture related costs exceeding the US$3,000,000 are funded 50% by each of Global Green and the Company. As a result, the Company’s portion of amounts it has contributed in the amount of US$700,374 has been expensed to product development.

On February 27, 2008, the Company incorporated “Vertigro Algae Technologies, LLC under the Texas Business Organizations Code in anticipation of completion of an amending agreement with Global Green Solutions, and other related parties to the Vertigro joint venture.  The members of the company are Global Green Solutions, Inc. and the Company.

Convertible Note Continuity:
	US $				CND $
	Balance			Balance	Balance
	March 31,	Additions/ (Conversions)	Interest	December 31,	December 31,
Date of Issue	2007		and Penalty	2007	2007

July/August 2005 (Note 9A)	$316,957	$0	12,499	$329,456	$318,770
April 2006 (Note 9B)	509,641	0	21,816	531,457	514,248
April 2006 (Note 9C)	81,169	0	3,435	84,604	81,864
December 2006 (Note 9D)	1,539,229	0	64,317	1,603,546	1,551,595
January 2007 (Note 9E)	2,144,316	(50,000)	294,301	2,388,617	2,314,749
August 2007 (Note 9G)	0	650,000	10,869	660,869	639,181
September 2007 (Note 9H)	0	391,000	4,472	395,472	382,458
	$4,591,312	$991,000	$411,709	$5,994,021	$5,802,864

During the nine months ended December 31, 2007, the Company:

i)
Completed a private placement of units whereby a total of 8,132,721 units were issued at US$0.60 per unit. Each unit consists of one common share and one-half common share purchase warrant to purchase an additional common share at US$0.75 for a two year term from the date of issue.

Of the warrants issued, 833,333 expire on April 24, 2009, 223,333 on May 24, 2009, 52,500 expire on October 9, 2009, 608,333 expire on October 9, 2009, and 2,348,857 expire on December 18, 2009.

The Company incurred amounts due to consultants of $86,818 in cash relating to the issuance.

ii)	Issued 75,000 common shares at US$0.45 per share pursuant to a contract whereby a Company is to provide public relations services to the Company for a term of one year (Note 11).

NINE MONTH PERIOD ENDED DECEMBER 31, 2007 COMPARED WITH THE NINE MONTH PERIOD ENDED DECEMBER 31, 2006 (continued)

iii)	Issued 250,000 commons shares at US$0.75 per share pursuant to a consulting services agreement with a Company.

iv)
Issued 12,500 common shares at US$0.80 per share, 9,677 common shares at US$0.62 per share, and 17,831 common shares at US$0.67 per share pursuant to a contract whereby a consultant provides investor relations and financial consulting services to the Company for a term of one year (Note 11);

v)
Issued 111,293 common shares relating to a convertible debenture conversion which was recorded in the year ended March 31, 2007, and 118,245 common shares relating to a convertible debenture conversion during the current fiscal year;

vi)	Issued 175,000 common shares relating to the exercise of share options by a former director at US$0.50 per share; and

vii)	Issued 610,500 common shares from the exercise of 610,500 warrants at US$0.40 per share and 25,000 warrants at US$0.50 per share.

CONTRACTUAL OBLIGATIONS

As of December 31, 2007, we had the following known contractual obligations:

On June 28, 2005, Valcent Manufacturing, Ltd. leased office and development space in El Paso, Texas, under a three-year lease at a cost of US$3,170 per month.  There are 5 months remaining on the lease as at December 31, 2007.

On December 12, 2006, the Company entered into a Public Relations Agreement with a third party to provide public relations services to the Company. The agreement requires the Company to issue 25,000 restricted common shares in advance of each quarter during the course of the agreement’s one year term for a total of 100,000 restricted common shares at a deemed price of US$0.45 per common share, the payment of approved expenses, and monthly fees ranging from US$4,250 to US$5,250 per month.   During the nine month period ended December 31, 2007, 75,000 shares were issued pursuant to this agreement.

On April 1, 2007, the Company entered into an agreement with a third party to provide investor relations and financial services for an eight month term from April 1, 2007 through December 31, 2007.  The agreement provides for the following:

a) payment of US$15,000;

b) US$3,000 in compensation per month payable quarterly;

c) a further US$2,000 payable monthly in common shares (27,508 common shares issued in the nine months ended December 31, 2007);

d) share options to purchase 500,000 shares at US$.60 exercise price that vest quarterly over a two year period; and

e) the issuance of 12,500 common shares at a deemed price of US$0.80 per share.

CONTRACTUAL OBLIGATIONS (continued)

At December 31, 2007, the Company’s long-term debt outstanding was as follows:

December 31, 2007
Prime plus 0.25% (2007 8.0%) bank loan repayable in monthly instalments of US$2,336 including interest, due September 28, 2011, secured by a first charge on land and $103,006 of cash.	$158,799
Less: Current portion	$12,177

$170,976

RELATED PARTY TRANSACTIONS DURING THE NINE MONTHS ENDED DECEMBER 31, 2007

To finance the Company’s working capital, certain related parties have advanced funds to, or are owed fees or expenses by the Company.  Amounts due from related parties are non interest bearing and have no specific terms of repayment. Related party transactions not disclosed elsewhere in these financial statements are as follows:

a)
During the nine months ended December 31, 2007, the Company paid or accrued $255,652 (2006 -  $357,629) for product development, research, and consulting services provided by the Company’s President and director directly or via his related company, and the Company has incurred royalties payable of $23,452 (2006 - $0) pertaining to product test sales;

b)
During the nine months ended December 31, 2007, the Company accrued $27,000 (2006 - $27,000) for professional fees provided by the Company’s Chief Financial Officer and director and owed a total of $nil to this director as at December 31, 2007. At December 31, 2007, the Company also owed $57,364 to a company with this director in common;

c)
As of December 31, 2007 we have obtained aggregate unsecured loan advances in an amount totaling $622,115 from West Peak and its principal shareholder, who beneficially owns greater than 5% of our common shares;

d)
During the nine months ended December 31, 2007, the Company incurred approximately $185,221 in fees and expenses to a private advertising firm for advertising and product development expenses with a director in common (2006 - US$477,601);

e)	During the nine months ended December 31, 2007, the Company paid $68,729 (2006 - $0) to a director of the Company for consulting services rendered.

EVENTS SUBSEQUENT TO DECEMBER 31, 2007

The following events occurred after December 31, 2007:

On January 8, 2008, the Company issued 44,403 common shares from warrants exercised for cash proceeds of US$27,761.

On February 13, 2008, the Company issued 250,000 common shares and 125,000 common share purchase warrants relating to US$150,000 in private placement for US$0.60 units. Each unit consists of one common share and one half share purchase warrant to purchase an additional half share. Each warrant allows the holder to purchase an additional common at US$0.75 per share for a 24 month term from the date of issue.

On February 20, 2008, the Company issued 150,764 common shares with respect to a convertible debenture conversion of $75,000 in principle and 4,520 in interest.

On February, 20, 2008, the Company issued 3,000,000 restricted common shares to three separate arm’s length parties for services agreements for the provision of a variety of investor relations, financial consulting, intellectual property consulting, and business development services.